UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 9)

Seattle Genetics, Inc
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

812578102
(CUSIP Number)

Alexandra A. Toohey Chief Financial Officer Baker Bros. Advisors LP 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5690
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 812578102	Page 2 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Baker Bros. Advisors LP 13-4093645
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,349,058 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,349,058 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,349,058 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%(2)
14		TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1) Includes 121,250 shares of the Issuer’s common stock underlying 121,250 options directly held.

(2) Based on 123,109,392 shares of the Issuer’s common stock outstanding as of March 21, 2014, as reported in the Issuer’s Proxy Statement filed with the SEC on April 7, 2014.

Page 2 of 11 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 3 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Baker Bros. Advisors (GP) LLC 46-3147749
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,349,058 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,349,058 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,349,058 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%(2)
14		TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1) Includes 121,250 shares of the Issuer’s common stock underlying 121,250 options directly held.

(2) Based on 123,109,392 shares of the Issuer’s common stock outstanding as of March 21, 2014, as reported in the Issuer’s Proxy Statement filed with the SEC on April 7, 2014.

Page 3 of 11 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 4 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,444,298 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,444,298 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,444,298 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 121,250 shares of the Issuer’s common stock underlying 121,250 options directly held.

(2) Based on 123,109,392 shares of the Issuer’s common stock outstanding as of March 21, 2014, as reported in the Issuer’s Proxy Statement filed with the SEC on April 7, 2014.

Page 4 of 11 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 5 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,444,305(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,444,305(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,444,305(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 121,250 shares of the Issuer’s common stock underlying 121,250 options directly held.

(2) Based on 123,109,392 shares of the Issuer’s common stock outstanding as of March 21, 2014, as reported in the Issuer’s Proxy Statement filed with the SEC on April 7, 2014.

Page 5 of 11 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 6 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS FBB2, LLC 45-5474130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,243
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,243
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,243
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1) The percentage of ownership is less than 0.1%. (2) Based on 123,109,392 shares of the Issuer’s common stock outstanding as of March 21, 2014, as reported in the Issuer’s Proxy Statement filed with the SEC on April 7, 2014.

Page 6 of 11 Pages

Amendment No. 9 to Schedule 13D

This Amendment No. 9 to Schedule 13D amends and supplements the statements on the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker and FBB2, LLC (“FBB2”) (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”), and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration.

The disclosure regarding purchases in Item 5(c) below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of common stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of common stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 7 of 11 Pages

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 9 are incorporated herein by reference. Set forth below is the aggregate number and percentage of shares of Common Stock directly held, as of the date hereof, by each of the following based upon 123,109,392 shares outstanding as of March 21, 2014, as reported in the Issuer’s Proxy Statement filed with the SEC on April 7, 2014. Such percentage figures were calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”).

Reporting Person	Number of Shares	Percentage of Class Outstanding

667, L.P.	3,868,576	3.1%
Baker Brothers Life Sciences, L.P.	16,986,372	13.8%
14159, L.P.	369,360	0.3%

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Amendment No. 9 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

As discussed above, Julian C. Baker and Felix J. Baker are also the sole managers of FBB2 and as such may be deemed to be beneficial owners of shares owned by FBB2 and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

Felix J. Baker is a Director of the Issuer. In connection with his service on the Issuer’s Board, Felix J. Baker holds options to purchase common stock of the Issuer (“Stock Options”) and restricted stock units payable solely in common shares of the Issuer (“Restricted Stock”) as disclosed in previous amendments to this Schedule 13D.

(c) Felix J. Baker serves on the Issuer’s Board as a representative of the Funds. The policy of the Funds and the Adviser does not permit employees of the Adviser to receive compensation for serving as a director of the Issuer. Therefore, Felix J. Baker has no pecuniary interest in the Stock Options or Restricted Stock. The Funds are instead entitled to the pecuniary interest in the Stock Options and Restricted Stock.

Baker Bros. Advisors LP has voting and investment power over the Stock Options, Restricted Stock and common stock underlying such Stock Options and Restricted Stock held by Felix Baker. The Adviser GP, and Felix J. Baker and Julian C. Baker as principals of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options and Restricted Stock of the Issuer and common stock underlying such Stock Options and Restricted Stock held by Felix J. Baker.

Page 8 of 11 Pages

The following transactions in the Issuer’s Common Stock were effected by the Funds noted below during the sixty days preceding the filing of this statement using working capital of the applicable purchasing Fund. All transactions were effected in the over-the-counter market directly with a broker-dealer. Except as disclosed herein or in any previous amendments to this Amendment No. 9, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/ Share	Footnotes
Baker Brothers Life Sciences, L.P.	5/7/2014	39,710	Purchase	33.5436	1
14159, L.P.	5/7/2014	984	Purchase	33.5436	1
Baker Brothers Life Sciences, L.P.	5/7/2014	49,553	Purchase	33.4043	2
14159, L.P.	5/7/2014	1,228	Purchase	33.4043	2
Baker Brothers Life Sciences, L.P.	5/7/2014	25,156	Purchase	34.0127	3
14159, L.P.	5/7/2014	623	Purchase	34.0127	3
Baker Brothers Life Sciences, L.P.	5/8/2014	61,892	Purchase	33.9752	4
14159, L.P.	5/8/2014	1,534	Purchase	33.9752	4
Baker Brothers Life Sciences, L.P.	5/8/2014	33,868	Purchase	34.7247	5
14159, L.P.	5/8/2014	839	Purchase	34.7247	5
Baker Brothers Life Sciences, L.P.	5/8/2014	118,389	Purchase	33.7743	6
14159, L.P.	5/8/2014	2,933	Purchase	33.7743	6
Baker Brothers Life Sciences, L.P.	5/8/2014	13,271	Purchase	34.7410	7
14159, L.P.	5/8/2014	329	Purchase	34.7410	7
Baker Brothers Life Sciences, L.P.	5/9/2014	31,617	Purchase	33.9193	8
14159, L.P.	5/9/2014	783	Purchase	33.9193	8
Baker Brothers Life Sciences, L.P.	5/9/2014	43,131	Purchase	34.3059	9
14159, L.P.	5/9/2014	1,069	Purchase	34.3059	9
Baker Brothers Life Sciences, L.P.	5/9/2014	29,865	Purchase	33.7348	10
14159, L.P.	5/9/2014	740	Purchase	33.7348	10
Baker Brothers Life Sciences, L.P.	5/9/2014	30,122	Purchase	34.6042	11
14159, L.P.	5/9/2014	746	Purchase	34.6042	11

(1) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.44 to $34.00. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.67 to $33.60. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

Page 9 of 11 Pages

 (3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.73 to $34.20. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.45 to $34.44. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (5) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $34.46 to $34.90. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (6) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.44 to $34.35. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (7) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $34.48 to $34.80. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (8) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.16 to $34.15. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (9) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $34.16 to $35. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (10) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.13 to $34.12. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (11) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $34.19 to $35.10. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Page 10 of 11 Pages

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2014

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB2, LLC
By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Manager

Page 11 of 11 Pages